                                FEBRUARY 28, 2000

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                     THE TRUST COMPANY OF BANK OF MONTREAL -
                      SOCIETE DE FIDUCIE BANQUE DE MONTREAL

                              SEVENTH SUPPLEMENTAL
                                    INDENTURE

                                TABLE OF CONTENTS

ARTICLE 1
   INTERPRETATION
   SECTION 1.1 Part of Original Trust Indenture.............................   4

ARTICLE 2
   SERIES B MEDIUM-TERM NOTES
   SECTION 2.1 Issuance of Series B Medium-Term Notes.......................   4

ARTICLE 3
   DELIVERY OF SERIES B MEDIUM-TERM NOTES
   SECTION 3.1 Execution and Delivery of Series B Medium-Term Notes.........   5

ARTICLE 4
   BOOK ENTRY SYSTEM
   SECTION 4.1 Definitions..................................................   6
   SECTION 4.2 Book Entry Certificate.......................................   6
   SECTION 4.3 Notice to Clearing Agency....................................   7
   SECTION 4.4 Definitive Certificates......................................   7

ARTICLE 5
   EXECUTION
   SECTION 5.1 Acceptance of Trust..........................................   8
   SECTION 5.2 Counterparts and Formal Date.................................   8

        THIS SEVENTH SUPPLEMENTAL INDENTURE made as of February 28, 2000.

BETWEEN

          BANK OF MONTREAL - BANQUE DE MONTREAL, a
          Canadian chartered bank
          (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

                                     - and -

          THE TRUST COMPANY OF BANK OF MONTREAL -
          SOCIETE DE FIDUCIE BANQUE DE MONTREAL,
          a trust company incorporated under the laws of Canada

          (hereinafter designated the "Trustee"),

                                                              OF THE SECOND PART

     WHEREAS under an indenture made as of December 14, 1995 between the Bank and the Trustee (the "Original Trust Indenture") the creation and issue of subordinated indebtedness (defined therein as Debentures) from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by the Original Trust Indenture and indentures supplemental thereto the Bank has issued six series of Debentures;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, Section 2.7 thereof, the directors of the Bank have authorized the creation and issue of additional Debentures thereunder;

     AND WHEREAS the directors of the Bank have authorized the creation and issue of additional subordinated indebtedness, in the form of medium-term notes, pursuant to the provisions of the Original Trust Indenture, upon the terms set forth in this Seventh Supplemental Indenture;

     AND WHEREAS the definition of Debentures in the Original Trust Indenture was clarified in the Sixth Supplemental Indenture to include medium-term notes of the Bank;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Seventh Supplemental Indenture, to make the same effective and binding upon the Bank and to make the medium-term notes when certified by the Trustee and issued as provided in this Seventh Supplemental Indenture valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Original Trust Indenture as heretofore amended in this Seventh Supplemental Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                    ARTICLE 1
                                 INTERPRETATION

     SECTION 1.1 PART OF ORIGINAL TRUST INDENTURE.

The Original Trust Indenture is part of this Seventh Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Seventh Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. The holders of the Notes (as defined below) shall be entitled to the same rights and benefits under the Original Trust Indenture as any other holder of the Debentures, except as such rights and benefits are specifically supplemented or amended hereby.

                                    ARTICLE 2
                           SERIES B MEDIUM-TERM NOTES

     SECTION 2.1 ISSUANCE OF SERIES B MEDIUM-TERM NOTES.

A series of Debentures, designated as the "Notes", unlimited as to aggregate principal amount, is authorized for immediate issue hereunder. The Notes, which for purposes of this Seventh Supplemental Indenture shall be known as the Series B Medium-Term Notes, shall consist of all Medium-Term Notes issued pursuant to the Bank's short form prospectus dated February 22, 2000, as supplemented by a prospectus supplement dated February 22, 2000 (the "Prospectus Supplement") as amended or supplemented from time to time. The Series B Medium-Term Notes shall have the following terms and conditions in addition to those specified in the Original Trust Indenture unless otherwise amended herein:

     (a) Date and Interest. Each Note shall be dated as of the date of issue and shall bear interest, if any, from the time of issue at the rate (either fixed or floating) determined by the Bank at the time of issue. Interest, if any, shall be payable on the dates determined by the Bank at the time of issue.

     (b) Maturity. Each Note shall mature on the date determined by the Bank at the time of issue, which date shall not be less than one year from the date of issue.

     (c) Currency. Each Note shall be issued and payable in such currency as is determined by the Bank at the time of issue.

     (d) Denominations. Notes shall be issued in denominations of $1,000 or more in Canadian currency or the equivalent thereof in other currencies at the time of issue or in such other denomination determined by the Bank at the time of issue.

     (e) Form. Each Note shall, at the option of the Bank, be issued in fully registered form as a Book Entry Note or as a Certificated Note (in each case, as defined in the Prospectus Supplement) and in either case: (i) shall specify the applicable date of issue, rate of interest (including, in the case of a floating rate Note, the applicable interest rate basis or bases), date or dates on which interest shall be payable, maturity date, currency in which the Note is to be issued and in which interest, premium (if any) and principal shall be paid, and denomination; (ii) specify such other provisions as are to govern the Note, provided that they shall be among those provisions set out in the Prospectus Supplement; and (iii) be substantially in the form set out in
     Schedule I attached hereto in the case of a fixed rate Note or in the form of Schedule II attached hereto in the case of a floating rate Note, in all cases with such appropriate additions and variations as shall be required and as are consistent with the provisions set out in the Prospectus Supplement and shall bear such distinguishing letters and numbers as the Trustee shall approve, or in such other form or forms as may, from time to time, be approved by the Bank.

                                    ARTICLE 3
                     DELIVERY OF SERIES B MEDIUM-TERM NOTES

     SECTION 3.1 EXECUTION AND DELIVERY OF SERIES B MEDIUM-TERM NOTES.

     (a) For purposes of this Article 3, "Bank Order" shall mean a written order signed in the name of the Bank by the Chairman and Chief Executive Officer, or by any two of the Executive Vice-President, Treasurer and Chief Financial Officer, the Executive Vice-President and Deputy Treasurer and the Senior Vice-President, Finance, and delivered to the Trustee.

     (b) At any time and from time to time after the execution of this Seventh Supplemental Indenture and after delivery by the Bank to the Trustee of the documentation stipulated in Subsection 2.7(3) of the Original Trust Indenture, the Bank may execute and deliver to the Trustee for certification Series B Medium-Term Notes, and the Trustee shall thereupon certify and deliver said Series B Medium-Term Notes as directed by a Bank Order.

     (c) The Bank Order referred to in (b) above shall set forth with respect to each Series B Medium-Term Note to be certified and delivered by the Trustee, inter alia:

          (i) the applicable rate of interest (including, in the case of a floating rate Note, the applicable interest rate basis or bases);

          (ii) its principal amount;

          (iii) its issue price;

          (iv) its original issue date;

          (v)  its stated maturity date;

          (vi) if it is redeemable at the option of the Bank, the redemption date;

          (vii) its interest payment date or dates;

          (viii) if it is a fixed rate Note, its rate of interest;

          (ix) if it is a floating rate Note, its initial interest rate, its interest reset date or dates, its interest reset period and interest payment period, its spread (if any), its spread multiplier (if any), its maximum interest rate (if any), and its minimum interest rate (if any); and

          (x) whether it is to be issued in fully registered form or in book entry only form.

                                    ARTICLE 4
                                BOOK ENTRY SYSTEM

     SECTION 4.1 DEFINITIONS.

For the purposes of this Article 4:

     (a) "Beneficial Holder" means a person who holds a beneficial interest in Book Entry Only Notes as shown on the books of the Depository or a Depository Participant;

     (b) "Book Entry Only Notes" means Medium-Term Notes issued in book entry only form;

     (c) "Depository" means Canadian Depository for Securities Limited and includes any successor corporation or any other depository subsequently appointed by the Bank as the depository in respect of the Book Entry Only Notes; and

     (d) "Depository Participant" means a broker, dealer, bank, other financial institution or other person for whom, from time to time, a Depository effects book entry for the Book Entry Only Notes deposited with the Depository.

     SECTION 4.2 BOOK ENTRY CERTIFICATE.

If the Bank elects to issue Medium-Term Notes in book entry only form, it shall request that the Trustee register such Book Entry Only Notes in the name of the Depository or its nominee in such denominations as the Bank may specify. A certificate or certificates representing such Book Entry Only Notes will be held by the Depository. No Beneficial Holder will receive a definitive, fully registered certificate (a "Definitive Certificate") representing such Beneficial Holder's interest in the Book Entry Only Notes, except as provided in Section
4.4 hereof. Unless and until Definitive Certificates have been issued to the Beneficial Holders pursuant to Section 4.4 hereof:

     (a) The Bank and the Trustee may deal with the Depository for all purposes (including the making of distributions on the Book Entry Only Notes to the Depository) as the sole holder of the Book Entry Only Notes and the authorized representative of the Beneficial Holders.

     (b) The rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants.

     (c) The Depository will make book entry transfers among the Depository Participants and receive and transmit distributions of principal and interest on the Book Entry Only Notes to such Depository Participants.

     (d) Whenever the Original Trust Indenture or this Seventh Supplemental Indenture requires or permits actions to be taken based upon instructions or directions of the holders of Debentures evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants and has delivered such instructions to the Trustee.

     SECTION 4.3 NOTICE TO CLEARING AGENCY.

Whenever a notice or other communication is required to be provided to the holders of Medium-Term Notes, unless and until Definitive Certificates have been issued to Beneficial Holders pursuant to Section 4.4 hereof, the Trustee shall provide all such notices and communications to the Depository.

     SECTION 4.4 DEFINITIVE CERTIFICATES.

If:

     (a) the Bank advises the Trustee that the Depository is no longer willing or able to discharge its responsibilities as depository with respect to the Book Entry Only Notes;

     (b) the Bank advises the Trustee that the Depository has ceased to be a clearing agency or otherwise ceased to be eligible to be a depository and the Bank and the Trustee are unable to locate a qualified successor;

     (c) the Bank, in its sole discretion, determines that the Book Entry Notes shall be exchangeable for Certificated Notes; or

     (d) there shall have occurred and be continuing an Event of Default under the Original Trust Indenture with respect to the Notes;

the Trustee shall so notify the Depository and request that the Depository notify all Beneficial Holders of the occurrence of any such event and of the availability to Beneficial Holders of Definitive Certificates. Upon the surrender by the Depository to the Trustee of the certificate or certificates representing the Book Entry Only Notes, the Bank shall execute and deliver and the Trustee shall certify, issue and deliver through the Depository Definitive Certificates in accordance with the instructions of the Beneficial Holders. None of the Bank or the Trustee shall be liable for any delay in delivery of such instructions. Upon the issuance of Definitive Certificates, the Trustee shall recognize the holders of Definitive Certificates as holders of Medium-Term Notes.

                                    ARTICLE 5
                                    EXECUTION

     SECTION 5.1 ACCEPTANCE OF TRUST.

The Trustee hereby accepts the trusts in this Seventh Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions herein and in the Original Trust Indenture set forth.

     SECTION 5.2 COUNTERPARTS AND FORMAL DATE.

This Seventh Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 28, 2000.

     IN WITNESS WHEREOF the parties hereto executed these presents under the hands of their proper officers in that behalf.

BANK OF MONTREAL-BANQUE DE MONTREAL


By: /s/ PHILIP S. WILSON
    -----------------------------------
Name: PHILIP S. WILSON
Title: SENIOR VICE-PRESIDENT,
       CORPORATE TREASURY AND
       DEPUTY TREASURER

THE TRUST COMPANY OF BANK OF MONTREAL
- SOCIETE DE FIDUCIE BANQUE DE MONTREAL


By: /s/ Illegible
    -----------------------------------
Name:
      ---------------------------------
Title:
       --------------------------------

                                   SCHEDULE I

REGISTERED

                                BANK OF MONTREAL
                           (a Canadian chartered bank)
                                MEDIUM-TERM NOTE
                                (Fixed Rate Note)

No. CFX _____________                                   CUSIP No. ______________

PRINCIPAL AMOUNT:                     DENOMINATIONS (if other than Cdn.
                                      dollars or Cdn. dollar denominations of
                                      Cdn. $1,000):

ORIGINAL ISSUE DATE:                  SPECIFIED CURRENCY:
                                      Canadian Dollars:
                                      [ ] Yes
                                      [ ] No
                                      Foreign Currency:
                                      Exchange Rate Agent:

STATED MATURITY DATE:                 INTEREST RATE:

INTEREST PAYMENT DATE(S) (if          PAYMENTS OF PRINCIPAL AND ANY
other than May 31 and November 30):   PREMIUM AND INTEREST:
                                      [ ] Canadian Dollars
                                      [ ] Specified Currency

RECORD DATE(S) (if other              INITIAL REDEMPTION DATE:
than May 16 and November 15 is):

INITIAL REDEMPTION PERCENTAGE:        ANNUAL REDEMPTION PERCENTAGE REDUCTION:

                                      DAY COUNT CONVENTION:
                                      [ ] Actual/360 for the period
                                             from _____________ to _____________
                                      [ ] Actual/Actual for the period
                                             from _____________ to _____________
                                      [ ] Other

OTHER PROVISIONS:                     ADDENDUM ATTACHED:
                                      [ ] Yes
                                      [ ] No

          BANK OF MONTREAL, a Canadian chartered bank (the "Bank"), for value received, hereby promises to pay to CDS & Co., or registered assigns, the principal sum of ________(the "Principal Amount") on the Stated Maturity Date specified above (except to the extent redeemed or repaid prior to the Stated Maturity Date), and to pay interest thereon at the Interest Rate per annum specified above, until but excluding the date on which the principal hereof is paid or duly made available for payment. Reference herein to "this Note", "hereof, "herein" and comparable terms shall include an Addendum hereto if an Addendum is specified above.

          The Bank will pay interest on each Interest Payment Date specified above, commencing on the first Interest Payment Date next succeeding the Original Issue Date specified above, and on the Stated Maturity Date or any prior date on which the principal, or an installment of principal, of this Note becomes due or payable, whether by the declaration of acceleration or otherwise (the Stated Maturity Date or such prior date, as the case may be, is herein referred to as the "Maturity Date"); provided, however, that if the Original Issue Date falls between a Record Date (as defined below) and the related Interest Payment Date or on an Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Original Issue Date. Unless otherwise specified above, the "Record Date" with respect to any Interest Payment Date shall be the fifteenth calendar day (whether or not a Business Day (as defined below)) immediately preceding such Interest Payment Date. Interest on this Note will accrue from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment or, if no interest has been paid, from and including the Original Issue Date specified above, to but excluding such Interest Payment Date or the Maturity Date, as the case may be. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest shall accrue on such payment for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to the date of such payment on the next succeeding Business Day. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will as provided in the Indenture be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Record Date for such Interest Payment Date. Interest payable at the Maturity Date will be payable to the Person to whom the principal hereof shall be payable.

          Unless otherwise specified above, payments of principal of, and premium, if any, and interest on, this Note will be made to the Holder hereof in Canadian dollars regardless of the Specified Currency shown above unless the Holder hereof makes the election described below. If the Specified Currency shown above is other than Canadian dollars, the Exchange Rate Agent specified above or a successor thereto (the "Exchange Rate Agent") will convert all payments in respect hereof into Canadian dollars in the manner described herein; provided, however, that the Holder hereof may, if so indicated above, elect to receive payment of principal of and premium, if any, and/or interest on such
Note in the Specified Currency by submitting a written request for such payment to the Trustee at its principal office in the City of Toronto on or prior to the applicable Record Date or at least 15 calendar days prior to the Maturity Date, as the case may be. Such written request may be mailed or hand delivered or sent by cable, telex or other form of facsimile transmission. The Holder hereof may elect to receive payment in such Specified Currency for all such principal, premium, if any, and interest payments and need not file a separate election for each payment. The election will remain in effect until revoked by written notice to the Trustee, but written notice of any such revocation must be received by the Trustee on or prior to the applicable Record Date or at least 15 calendar days prior to the Maturity Date, as the case may be. Notwithstanding the foregoing, if the applicable Specified Currency is not available for the payment of principal, premium, if any, or interest with respect to this Note due to the imposition of exchange controls or other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligations to the Holder of this Note by making such payment in Canadian or United States dollars, at the Bank's option, on the basis of the Market Exchange Rate or Canadian Market Exchange Rate, as applicable, on the second Business Day prior to such payment or, if such Market Exchange Rate or Canadian Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate or Canadian Market Exchange Rate or as otherwise specified above or in an Addendum hereto. With respect to payments made in United States dollars, the Market Exchange Rate for a Specified Currency other than United States dollars means the noon dollar buying rate in The City of New York for cable transfers in such Specified Currency as certified for customs purposes by (or if not so certified, as otherwise determined by) the Federal Reserve Bank of New York. With respect to payments made in Canadian dollars, the "Canadian Market Exchange Rate" for a Specified Currency other than Canadian dollars means the noon dollar buying rate announced by the Bank of Canada for such Specified Currency.

          If the payment of principal or any premium or interest in respect of this Note is required to be made in any currency unit, and such currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the Bank's control, then the Bank will be entitled, but not required, to make any payments in respect of this Note in Canadian or United States dollars, at the Bank's option, until such currency unit is again available. The amount of each payment in Canadian or United States dollars shall be computed on the basis of the equivalent of the currency unit in Canadian or United States dollars, as applicable, which shall be determined by the Bank or its agent on the following basis. The component currencies of the currency unit for this purpose (collectively, the "Component Currencies" and each, a "Component Currency") shall be the currency amounts that were components of the currency unit as of the last day on which the currency unit was used. The equivalent of the currency unit in Canadian or United States dollars shall be calculated by aggregating the Canadian or United States dollar equivalents of the Component Currencies. The Canadian or United States dollar equivalent of each of the Component Currencies shall be determined by the Bank or such agent on the basis of the most recently available Market Exchange Rate or Canadian Market Exchange Rate for each such Component Currency, as applicable, or as otherwise specified on the face hereof or in an Addendum hereto.

          If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of the currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies, the sum of which shall be equal to the amount of the original Component Currency.

          Any payment made in Canadian dollars under the circumstances set forth above where the required payment is in United States dollars, or any payment made under such circumstances in Canadian or United States dollars where the required payment is in a specified currency other than Canadian or United States dollars, will not constitute a payment default hereunder or under the Indenture.

          Unless otherwise provided above or in an Addendum hereto, if the Specified Currency is other than United States dollars and the Holder hereof has not elected to receive payment in such Specified Currency as described above, the amount of any United States dollar payment to be made in respect hereof will be determined by the Exchange Rate Agent based on the highest bid quotation in The City of New York received by the Exchange Rate Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of whom may be the Exchange Rate Agent) selected by the Exchange Rate Agent and approved by the Bank for the purchase by the quoting dealer of the Specified Currency for United States dollars for settlement on such payment date in the aggregate amount of the Specified Currency payable to all Holders of Notes denominated in such Specified Currency scheduled to receive United States dollar payments and at which the applicable dealer commits to execute a contract. If three such bid quotations are not available, payments will be made in such Specified Currency. Unless otherwise provided above, all currency exchange costs will be borne by the Holder of the Note by deductions from such payments.

          All determinations referred to above made by the Bank or its agent (including the Exchange Rate Agent) shall be at its sole discretion and shall, in the absence of manifest error, be conclusive and for all purposes binding on the Holder hereof.

          If the registered owner of this Note is The Canadian Depository for Securities (the "Depository") or a nominee of the Depository, payment of principal of (and premium, if any) and interest on this Note will be made to the Depository or a nominee of the Depository, in accordance with arrangements then in effect between the Trustee and the Depository.

          If the registered owner of this Note is not the Depository or a nominee of the Depository, payment of the principal of, premium, if any, and interest on this Note will be made at the office or agency of the Bank maintained by the Bank for such purpose in Toronto, Ontario; provided, however, that at the option of the Bank, payment of interest (other than at the Maturity
Date) may be made by check mailed to the address of the Holder entitled thereto as such address shall appear in the Note Register of the Bank.

          This Note is one of a duly authorized series of Notes (hereinafter called the "Notes") of the Bank issued and to be issued under an Indenture, dated as of the 14th day of December, 1995 and indentures supplemental thereto, including the seventh supplemental indenture thereto dated as of February 28, 2000, (herein called the "Indenture") between the Bank and The Trust Bank of Bank of Montreal, as trustee, (herein called the "Trustee" which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Bank, the Trustee and the Holders of the Notes and the terms upon which the Notes are to be authenticated and delivered. The Notes are unsecured general obligations of the Bank constituting subordinated indebtedness for the purposes of the Bank Act (Canada) and will rank pari passu with all other unsecured and subordinated indebtedness of the Bank from time to time outstanding. This Note is one of the series of Notes designated above, to be issued from time to time at an aggregate initial offering price of up to $3,000,000,000 which amount may be increased if duly authorized by the Bank.

The terms of this Note may vary with respect to interest rates or interest rate formulas, issue dates, maturity, redemption, repayment, currency of payment and otherwise.

          Unless otherwise provided above or in an Addendum hereto, this Note is not subject to any sinking fund.

          If so provided above, this Note may be redeemed by the Bank, subject where applicable to the approval of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), prior to the Stated Maturity Date on any date on and after the Initial Redemption Date, if any, specified above. If no Initial Redemption Date is set forth above, this Note may not be redeemed prior to the Stated Maturity Date. On and after the Initial Redemption Date, if any, this Note may be redeemed at the option of the Bank at any time in whole or from time to time in part in increments of $1,000 or the minimum denomination specified in an Addendum hereto (provided that any remaining principal amount hereof shall be at least $1,000 or such minimum denomination) at the applicable Redemption Price (as defined below) on notice given not more than 60 nor less than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Indenture. In the event of redemption of this Note in part only, a new Note for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the surrender hereof. If less than all of the Notes with like tenor and terms are to be redeemed, the Notes to be redeemed shall be selected by the Trustee on a pro-rata basis or by such other method as the Trustee shall deem fair and appropriate.

          The "Redemption Price" means an amount equal to the sum of (i) the "Initial Redemption Percentage" specified above (as adjusted by the Annual Redemption Percentage Reduction specified above, if applicable) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest to the date of redemption. The applicable Initial Redemption Percentage, if any, shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed.

          Interest payments for this Note shall be computed and paid on the basis of (i) a 360-day year of twelve 30-day months if the Day Count Convention specified above is "30/360" for the period specified thereunder, (ii) the actual number of days in the related month and a 360-day year if the Day Count Convention specified above is "Actual/360" for the period specified thereunder or (iii) the actual number of days in the related year and month if the Day Count Convention specified above is "Actual/Actual" for the period specified thereunder.

          For the purpose only of disclosure required by the Interest Act (Canada) and without affecting the interest payable on this Note, the yearly rate of interest which is equivalent to the rate of interest payable on this Note where the Day Count Convention is other than "Actual/Actual" is the rate of interest stated above multiplied by the number of days in the year and divided by 360.

          "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or executive order to close in the City of Toronto or New York; provided, however, that if the Specified Currency shown above is other than Canadian or United States dollars, requiring the payment of this Note to be made in a Specified Currency other than Canadian or United States dollars, such day is also not a day on which banking institutions are authorized or required by law or executive order to close in the principal financial center of the country of such Specified Currency (or, in the case of the euro, is not a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer ("TARGET") is closed or otherwise generally regarded in the euro interbank market as a day on which payments in euros shall not be made).

          Any provisions contained herein with respect to the calculation of the interest rate applicable to this Note, its Interest Payment Dates, the Maturity Date or any other matter relating hereto may be modified as specified in an Addendum relating hereto if so specified above.

          The Bank may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Bank may be held or resold or, at the discretion of the Bank, may be surrendered to the Trustee for cancellation.

          If so specified above or in an Addendum hereto, the registered Holder of this Note may, but only upon notice from the Bank, subject where applicable to the prior approval of the Superintendent, convert all but not less than all of such holder's Notes into an equal aggregate principal amount of a new series of Notes issued by the Bank. If given, such notice from the bank shall be given not less than 30 days nor more than 60 days prior to the date of conversion and in accordance with the provisions of the Indenture.

          If this Note is designated above as an Amortizing Note, as an Indexed Note or as an Extendible Note certain additional provisions with respect to this Note will be specified above or in an Addendum hereto.

          If an Event of Default with respect to the Notes of this series shall occur and be continuing, the principal of all the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

          The Indenture provides that modifications and alterations of the Indenture and of Debentures (as defined in the Indenture and including the Notes) issued thereunder may be made if authorized by extraordinary resolution. The term "extraordinary resolution" is defined in the Indenture to mean, in effect, a resolution passed by the affirmative vote of the holders of not less than 66 2/3% in principal amount of the Debentures affected by such modifications or alteration represented and voted at a meeting of such Debentures then outstanding. If any modification or alteration affects the rights of the holders of any series of Debentures in a manner substantially different from that in which it affects the holders of other series, such extraordinary resolution must, in addition, be approved in a similar manner by the holders of the series of Debentures so affected. The Indenture provides that the quorum for meeting of the holders of Debentures issued thereunder at which an extraordinary resolution will be considered shall be holders representing more than 25% in principal amount of the then outstanding Debentures, provided that there are no quorum requirements at any adjourned meetings.

          No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal of and interest on this Note at the time, place and rate herein described.

          As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note may be registered on the security register of the Bank, upon surrender of this Note for registration of transfer at the office or agency of the Bank in the City of Toronto, duly endorsed or accompanied by a written instrument of transfer, in form satisfactory to the

Bank and the security registrar duly executed by, the Holder hereof or by its attorney duly authorized in writing, and thereupon one or more new Notes of this series of authorized denominations and for the same aggregate principal amount and tenor, will be issued to the designated transferee or transferees.

          As provided in the Indenture and subject to certain limitations therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of like tenor as requested by the Holder hereof.

          Unless otherwise specified above or in an Addendum hereto, if the registered owner of this Note is the Depository or nominee of the Depository, this Note is exchangeable for Notes in certificated form ("Certificated Notes") of like tenor and terms and of differing authorized denominations aggregating a like amount, only if (i) the Depository notifies the Bank that it is unwilling or unable to continue as Depository for this Note, (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository and the bank and the Trustee are unable to locate a qualified successor (iii) the Bank, in its sole discretion, determines that this Note shall be exchangeable for Certificated Notes or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, the Certificated Notes shall be registered in the names of the beneficial owners of this Note as provided by the Depositary's relevant participants.

          No service charge will be made by the Bank or the Trustee for any such registration of transfer or exchange of this Note, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

          If the registered owner of this Note is the Depository or a nominee of the Depository, then upon the occurrence of any event resulting in the exchange of this Note for Notes in definitive registered form, the Holder hereof shall surrender this Note to the Trustee for cancellation whereupon, in accordance with the Indenture, the Bank will execute and the Trustee will authenticate and deliver Notes of this series of like tenor in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Note in exchange for this Note.

          Prior to due presentment of this Note for registration of transfer, the Bank, the Trustee and any agent of the Bank or the Trustee may treat the Holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Bank, the Trustee nor any such agent shall be affected by notice to the contrary.

          This Note shall be governed by and construed in accordance with the laws of the Province of Ontario.

          All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

          Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed, manually or in facsimile, and an imprint or facsimile of its corporate seal to be imprinted hereon.

Dated:                                  BANK OF MONTREAL
       ---------------

[CORPORATE SEAL]                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
This is one of the Notes of the series
designated and referred to in the within-mentioned Indenture.

THE TRUST COMPANY OF BANK OF
MONTREAL, as Trustee


By:
    ------------------------------------
    Authorized Signature

                            ASSIGNMENT/TRANSFER FORM

          FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto _________________________________________________
________________________________________________________________________________
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL CODE OF ASSIGNEE) ____________________________________________________________________________ the
within Note and all rights thereunder, hereby irrevocably constituting and appointing _____________________________________________________________________
attorney to transfer said Note on the books of the Bank with full power of substitution in the premises.

Dated: ___________________________   ___________________________________________
                                     NOTICE: THE SIGNATURE OF THE REGISTERED
                                     HOLDER TO THIS ASSIGNMENT MUST CORRESPOND
                                     WITH THE NAME AS WRITTEN UPON THE FACE OF
                                     THE WITHIN INSTRUMENT IN EVERY PARTICULAR,
                                     WITHOUT ALTERATION OR ENLARGEMENT OR ANY
                                     CHANGE WHATSOEVER.

                                  ABBREVIATIONS

          The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations.

          TEN COM -  as tenants in common

          JT TEN  -  as joint tenants with right of survivorship and not as tenants in common

     Additional abbreviations may also be used though not in the above list.

                                   SCHEDULE II

REGISTERED

                                BANK OF MONTREAL
                           (a Canadian chartered bank)
                                MEDIUM-TERM NOTE
                              (Floating Rate Note)

No. CFLR _________________                            CUSIP No._________________

PRINCIPAL AMOUNT:                         DENOMINATIONS (if other than Cdn.
                                          dollars or Cdn. dollar denominations
                                          of Cdn. $l,OOO):

ORIGINAL ISSUE DATE:                      STATED MATURITY DATE:

INTEREST PAYMENT PERIOD:                  INTEREST PAYMENT DATE:

INTEREST RATE BASIS:                      RECORD DATE(S):

INITIAL INTEREST RATE:                    INTEREST RESET DATE(S):

INTEREST RESET PERIOD:                    INTEREST DETERMINATION DATE(S):

INITIAL REDEMPTION DATE:                  INITIAL REDEMPTION PERCENTAGE:

ANNUAL REDEMPTION PERCENTAGE REDUCTION:   OPTIONAL REPAYMENT DATE(S):

SPREAD (PLUS OR MINUS):                   SPREAD MULTIPLIER:

INTEREST CALCULATION:                     PAYMENT OF PRINCIPAL AND ANY
   [ ] REGULAR FLOATING RATE              PREMIUM AND INTEREST:
   [ ] FIXED RATE/FLOATING RATE              [ ] Canadian Dollars
   Fixed Interest Rate:                      [ ] Specified Currency
   Floating Rate Commencement Date:
   [ ] FLOATING RATE/FIXED RATE
   Fixed Rate Commencement Date:
   Fixed Interest Rate:
   [ ] INVERSE FLOATING RATE NOTE
   Fixed Rate:
   Interest Rate Basis:

SPECIFIED CURRENCY:                       DESIGNATED LIBOR PAGE
Canadian Dollars:                            [ ] LIBOR Telerate
[ ] Yes                                      [ ] LIBOR Reuters
[ ] No
Foreign Currency:
Exchange Rate Agent:

DESIGNATED CMT TELERATE PAGE:             DESIGNATED CMT MATURITY INDEX:
[ ] Telerate Page 7055
[ ] Telerate Page 7052

INDEX MATURITY:                           INDEX CURRENCY:

MAXIMUM INTEREST RATE:                    MINIMUM INTEREST RATE:

CALCULATION DATE:                         CALCULATION AGENT:

                                          DAY COUNT CONVENTION:
                                             [ ] Actual/360 for the Period
                                                 From __________ to __________
                                             [ ] Actual/actual for the Period
                                                 From __________ to __________
                                             [ ] Other

OTHER PROVISIONS:                         ADDENDUM ATTACHED:
                                          [ ] Yes
                                          [ ] No

          BANK OF MONTREAL, a Canadian chartered bank (the "Bank"), for value received, hereby promises to pay to CDS & Co., or registered assigns, the principal sum of __________(the "Principal Amount") on the Stated Maturity Date specified above (except to the extent redeemed or repaid prior to the Stated Maturity Date), and to pay interest thereon, at a rate per annum equal to the Initial Interest Rate specified above until the first Interest Reset Date specified above and thereafter at a rate per annum determined in accordance with the provisions hereof and any Addendum relating hereto depending upon the Interest Rate Basis or Bases, if any, and such other terms specified above, until but excluding the date on which the principal hereof is paid or duly made available for payment. Reference herein to "this Note", "hereof "herein" and comparable terms shall include an Addendum hereto if an Addendum is specified above.

          The Bank will pay interest on each Interest Payment Date specified above, commencing on the first Interest Payment Date next succeeding the Original Issue Date specified above, and on the Stated Maturity Date or any prior date on which the principal, or an installment of principal, of this Note becomes due or payable, whether by the declaration of acceleration or otherwise (the Stated Maturity Date or such prior date, as the case may be, is herein referred to as the "Maturity Date"); provided, however, that if the Original Issue Date falls between a Record Date (as defined below) and the related Interest Payment Date or on an Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Original Issue Date. Unless otherwise specified above, the "Record Date" with respect to any Interest Payment Date shall be the fifteenth calendar day (whether or not a Business Day (as defined below)) immediately preceding such Interest Payment Date. Interest on this Note will accrue from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly made available for payment or, if no interest has been paid, from and including the Original Issue Date specified above, to but excluding such Interest Payment Date or the Maturity Date, as the case may be. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest shall accrue on such payment for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to the date of such payment on the next succeeding Business Day. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will as provided in the Indenture be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Record Date for such Interest Payment Date. Interest payable at the Maturity Date will be payable to the Person to whom the principal hereof shall be payable.

          Unless otherwise specified above, payments of principal of, and premium, if any, and interest on, this Note will be made to the Holder hereof in Canadian dollars regardless of the Specified Currency shown above unless the Holder hereof makes the election described below. If the Specified Currency shown above is other than Canadian dollars, the Exchange Rate Agent specified above or a successor thereto (the "Exchange Rate Agent") will convert all payments in respect hereof into Canadian dollars in the manner described herein; provided, however, that the Holder hereof may, if so indicated above, elect to receive payment of principal of and premium, if any, and/or interest on such
Note in the Specified Currency by submitting a written request for such payment to the Trustee at its principal office in the City of Toronto on or prior to the applicable Regular Record Date or at least 15 calendar days prior to the Maturity Date, as the case may be. Such written request may be mailed or hand delivered or sent by cable, telex or other form of facsimile transmission. The Holder hereof may elect to receive payment in such Specified Currency for all such principal, premium, if any, and interest payments and need not file a separate election for each payment. The election will remain in effect until revoked by written notice to the Trustee, but written notice of any such revocation must be received by the Trustee on or prior to the applicable Record Date or at least 15 calendar days prior to the Maturity Date, as the case may be. Notwithstanding the foregoing, if the applicable Specified Currency is not available for the payment of principal, premium, if any, or interest with respect to this Note due to the imposition of exchange controls or other circumstances beyond the control of the Bank, the Bank will be entitled to satisfy its obligations to the Holder of this Note by making such payment in Canadian or United States dollars, at the Bank's option, on the basis of the Market Exchange Rate or Canadian Market Exchange Rate, as applicable, on the second Business Day prior to such payment or, if such Market Exchange Rate or Canadian Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate or Canadian Market Exchange Rate or as otherwise specified above or in an Addendum hereto. With respect to payment made in United States dollars, "Market Exchange Rate" for a Specified Currency other than United States dollars means the noon dollar buying rate in The City of New York for cable transfers in such Specified Currency as certified for customs purposes by (or if not so certified, as otherwise determined by) the Federal Reserve Bank of New York. With respect to payments made in Canadian dollars, the "Canadian Market Exchange Rate" for a Specified Currency other than Canadian dollars means the noon dollar buying rate announced by the Bank of Canada for such Specified Currency.

          If the payment of principal or any premium or interest in respect of this Note is required to be made in any currency unit, and such currency unit is unavailable due to the imposition of exchange controls or other circumstances beyond the Bank's control, then the Bank will be entitled, but not required, to make any payments in respect of this Note in Canadian or United States dollars, at the Bank's option, until such currency unit is again available. The amount of each payment in Canadian or United States dollars shall be computed on the basis of the equivalent of the currency unit in Canadian or United States dollars, which shall be determined by the Bank or its agent on the following basis. The component currencies of the currency unit for this purpose (collectively, the "Component Currencies" and each, a "Component Currency") shall be the currency amounts that were components of the currency unit as of the last day on which the currency unit was used. The equivalent of the currency unit in Canadian or United States dollars shall calculated by aggregating the Canadian or United States dollar equivalents of the Component Currencies. The Canadian or United States dollar equivalent of each of the Component Currencies shall be determined by the Bank or such agent on the basis of the most recently available Market Exchange Rate for each such Component Currency, or as otherwise specified above or in an Addendum hereto.

          If the official unit of any Component Currency is altered by way of combination or subdivision, the number of units of the currency as a Component Currency shall be divided or multiplied in the same proportion. If two or more Component Currencies are consolidated into a single currency, the amounts of those currencies as Component Currencies shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated Component Currencies expressed in such single currency. If any Component Currency is divided into two or more currencies, the amount of the original Component Currency shall be replaced by the amounts of such two or more currencies, the sum of which shall be equal to the amount of the original Component Currency.

          Any payment made in Canadian dollars under the circumstances set forth above where the required payment is in United States dollars, and any payment made under such circumstances in Canadian or United States dollars where the required payment is in a specified currency other than Canadian or United States dollars, will not constitute a payment default hereunder or under the Indenture.

          Unless otherwise provided above or in an Addendum hereto, if the Specified Currency is other than United States dollars and the Holder hereof has not elected to receive payment in such Specified Currency as described above, the amount of any United States dollar payment to be made in respect hereof will be determined by the Exchange Rate Agent based on the highest bid quotation in The City of New York received by the Exchange Rate Agent at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of whom may be the Exchange Rate Agent) selected by the Exchange Rate Agent and approved by the Bank for the purchase by the quoting dealer of the Specified Currency for United States dollars for settlement on such payment date in the aggregate amount of the Specified Currency payable to all Holders of Notes denominated in such Specified Currency scheduled to receive United States dollar payments and at which the applicable dealer commits to execute a contract. If three such bid quotations are not available, payments will be made in such Specified Currency. Unless otherwise provided above, all currency exchange costs will be borne by the Holder of the Note by deductions from such payments.

          All determinations referred to above made by the Bank or its agent (including the Exchange Rate Agent) shall be at its sole discretion and shall, in the absence of manifest error, be conclusive and for all purposes binding on the Holder hereof.

          If the registered owner of this Note is The Canadian Depository for Securities Limited (the "Depositary") or a nominee of the Depositary, payment of principal of (and premium, if any) and interest on this Note will be made to the Depositary or a nominee of the Depositary, in accordance with arrangements then in effect between the Trustee and the Depositary.

          If the registered owner of this Note is not the Depositary or a nominee of the Depositary, payment of the principal of, premium, if any, and interest on this Note will be made at the office or agency of the Bank maintained by the Bank for such purpose in Toronto, Ontario; provided, however, that at the option of the Bank, payment of interest (other than at the Maturity
Date) may be made by cheque mailed to the address of the Holder entitled thereto as such address shall appear in the Note Register of the Bank.

          This Note is one of a duly authorized series of Notes (hereinafter called the "Notes") of the Bank issued and to be issued under an Indenture, dated as of the 14th day of December 1995 and indentures supplemental thereto, including the seventh supplemental indenture thereto dated as of February 28, 2000, (herein called the "Indenture"), between the

Bank and The Trust Company of Bank of Montreal, as trustee, (herein called the "Trustee", which term includes any successor trustee under the Indenture with respect to the series of which this Note is a part) to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights thereunder of the Bank, the Trustee and the Holders of the Notes and the terms upon which the Notes are to be authenticated and delivered. The Notes are unsecured general obligations of the Bank constituting subordinated indebtedness for the purposes of the Bank Act (Canada) and will rank pari passu with all other unsecured and subordinated indebtedness of the Bank from time to time outstanding. This Note is one of the series of Notes designated above, to be issued from time to time at an aggregate initial offering price of up to $3,000,000,000, which amount may be increased if duly authorized by the Bank. The terms of this Note may vary with respect to interest rates or interest rate formulas, issue dates, maturity, redemption, repayment, currency of payment and otherwise.

          Unless otherwise provided above or in an Addendum hereto, this Note is not subject to any sinking fund.

          If so provided above, this Note may be redeemed by the Bank, subject where applicable to the approval of the Superintendent of Financial Institution (Canada) (the "Superintendent"), prior to the Stated Maturity Date on any date on and after the Initial Redemption Date, if any, specified above. If no Initial Redemption Date is set forth above, this Note may not be redeemed prior to the Stated Maturity Date. On and after the Initial Redemption Date, if any, this Note may be redeemed at the option of the Bank at any time in whole or from time to time in part in increments of $1,000 or the minimum denomination specified in an Addendum hereto (provided that any remaining principal amount hereof shall be at least $1,000 or such minimum denomination) at the applicable Redemption Price (as defined below) on notice given not more than 60 nor less than 30 calendar days prior to the date of redemption and in accordance with the provisions of the Indenture. In the event of redemption of this Note, in part only, a new Note for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the surrender hereof. If less than all of the Notes with like tenor and terms are to be redeemed, the Notes to be redeemed shall be selected by the Trustee on a pro-rata basis or by such other method as the Trustee shall deem fair and appropriate.

          The "Redemption Price" means an amount equal to the sum of (i) the Initial Redemption Percentage specified above (as adjusted by the Annual Redemption Percentage Reduction specified above, if applicable) multiplied by the unpaid principal amount or the portion to be redeemed plus (ii) accrued interest to the date of redemption. The applicable Initial Redemption Percentage, if any, shall decline at each anniversary of the Initial Redemption Date by an amount equal to the applicable Annual Redemption Percentage Reduction, if any, until the Redemption Price is equal to 100% of the unpaid principal amount thereof or the portion thereof to be redeemed.

          The interest rate borne by this Note shall be determined as follows:

          1. If this Note is designated as a Regular Floating Rate Note above, then, except as described below or in an Addendum hereto, this Note shall bear interest at the rate determined by reference to the applicable Interest Rate Basis shown above (i) plus or minus the applicable Spread, if any, and/or

               (ii) multiplied by the applicable Spread Multiplier, if any. Commencing on the first Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date specified above; provided, however, that the interest rate in effect for the period from the Original Issue Date to but excluding the first Interest Reset Date will be the Initial Interest Rate.

          2. If this Note is designated as a Fixed Rate/Floating Rate Note above, then, except as described below or in an Addendum hereto, this Note shall bear interest at the rate determined by reference to the Fixed Interest Rate specified above. Commencing on the Floating Rate Commencement Date and on each subsequent Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of such Floating Rate Commencement Date and as of each Interest Reset Date specified above and shall be determined by reference to the applicable Interest Rate Basis shown above (i) plus or minus the applicable Spread, if any, and/or (ii) multiplied by the applicable Spread Multiplier, if any.

          3. If this Note is designated as a Floating Rate/Fixed Rate Note above, then, except as described below or in an Addendum hereto, this Note shall bear interest at the rate determined by reference to the applicable Interest Rate Basis shown above (i) plus or minus the applicable Spread, if any, and/or (ii) multiplied by the applicable Spread Multiplier, if any. Commencing on the first Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date specified above; provided, however, that (i) the interest rate in effect for the period from the Original Issue Date to but excluding the first Interest Reset Date shall be the Initial Interest Rate and (ii) the interest rate in effect commencing on the Fixed Rate Commencement Date to but excluding the Maturity Date shall be the Fixed Interest Rate, if such a rate is specified above, or, if no such Fixed Interest Rate is so specified, the interest rate in effect hereon on the day immediately preceding the Fixed Rate Commencement Date.

          4. If this Note is designated as an Iiverse Floating Rate Note above, then, except as described below or in an Addendum hereto, this Note shall bear interest equal to the Fixed Interest Rate specified above minus the rate determined by reference to the Interest Rate Basis specified above (i) plus or minus the Spread, if any, specified above and/or (ii) multiplied by the Spread Multiplier, if any; provided, however, that, unless otherwise specified above, the interest rate thereon will not be less than zero. Commencing on the first Interest Reset Date specified above, the rate at which interest on this Note is payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period from the date of issue to but excluding the first Interest Reset Date will be the Initial Interest Rate.

          5. Notwithstanding the foregoing, if this Note is designated above as having an Addendum attached, this Note shall bear interest in accordance with the terms described in such Addendum.

          Interest on the Note will be determined by reference to the applicable Interest Rate Basis or Interest Rate Bases, which may, as described below, include (i) the BA Rate, (ii) the CD Rate, (iii) the CMT Rate, (iv) the Commercial Paper Rate, (v) the Eleventh District Cost of Funds Rate, (vi) the Federal Funds Rate, (vii) the J.J. Kenny Rate, (viii) LIBOR, (ix) the Cdn. Prime Rate, (x) the U.S. Prime Rate, (xi) the Cdn. Treasury Rate, (xii) the U.S. Treasury Rate, or (xiii) such other Interest Rate Basis or interest rate formula as may be set forth above.

          Except as provided above, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.

          The interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date with respect to such Interest Reset Period will be the rate determined as of the applicable Interest Determination Date on or prior to the Calculation Date. Each Interest Rate Basis shall be the rate determined in accordance with the applicable provisions below. The rate of interest on this Note will be reset daily, weekly, monthly, quarterly, semiannually, annually or pursuant to such other period as specified above. Unless otherwise specified above, the Interest Reset Date(s) will be, if the Interest Reset Period set forth above is: (i) daily, each Business Day; (ii) weekly, the Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the U.S. Treasury Rate is an applicable Interest Rate Basis, which will reset the Tuesday of each week, except as described below); (iii) monthly, the third Wednesday of each month (with the exception of monthly reset Floating Rate Notes as to which the Eleventh District Cost of Funds Rate is an applicable Interest Rate Basis, which will reset on the first calendar day of the month); (iv) quarterly, the third Wednesday of March, June, September and December of each year; (v) semiannually, the third Wednesday of the two months specified above; and (vi) annually, the third Wednesday of the month specified above; provided, however, that, if this Note is Floating Rate/Fixed Rate Note, the fixed rate of interest in effect for the period from the Fixed Rate Commencement Date to but excluding the Maturity Date shall be the Fixed Interest Rate or, if no such Fixed Interest Rate is specified above, the interest rate in effect on the day immediately preceding the Fixed Rate Commencement Date, as specified above. If any Interest Reset Date (which term includes the term first Interest Reset Date unless the context otherwise requires) would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, except that if an Interest Rate Basis shown above is LIBOR and such Business Day falls in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

          Unless otherwise specified above, interest payable on this Note on any Interest Payment Date shall be the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid (or from and including the Original Issue Date specified above, if no interest has been paid), to but excluding the related Interest Payment Date; provided, however, that interest payable at Maturity will include interest accrued to but excluding the date of Maturity. Unless otherwise specified above, accrued interest hereon is calculated by multiplying the face amount hereof by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. Unless otherwise specified above, the interest factor for each such day shall be computed by dividing the interest rate applicable to such day by 360 if the Interest Rate Basis specified above is the CD Rate, the Commercial Paper Rate, the Eleventh District Cost of Funds Rate, the Federal Funds Rate, the J.J. Kenny Rate, LIBOR or the U.S. Prime Rate, or by the actual number of days in the year if the Interest Rate Basis specified above is the BA Rate, CMT Rate, the Canadian Prime Rate, the Canadian Treasury Rate or the U.S. Treasury Rate. If interest on this Note is to be calculated with reference to two or more Interest Rate Bases as specified above the interest factor will be calculated in each period in the same manner as if only one of the applicable Interest Rate Bases applied as specified above.

          This Note may also have either or both of the following: (i) a maximum numerical limitation, or ceiling, on the rate at which interest may accrue during any interest period; and (ii) a minimum numerical limitation, or floor, on the rate at which interest may accrue during any interest period. In addition to any maximum interest rate that may be applicable to this Note, the maximum interest rate that may be applicable to this Note will in no event be higher than the maximum rate permitted by the laws of Canada.

          Except as provided herein or in an Addendum to this Note, interest will be payable, where the rate of interest resets: (i) daily, weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; (ii) quarterly, on the third Wednesday of March, June, September and December of each year; (iii) semiannually, on the third Wednesday of the months of each year specified above; and (iv) annually, on the third Wednesday of the month specified above and, in each case, on the Maturity Date (each, an "Interest Payment Date"). If any Interest Payment Date for this Note (other than the Maturity Date) would otherwise be a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding day that is a Business Day, except that where LIBOR is the applicable Interest Rate Basis, if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date of this Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest shall accrue on such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

          Interest payments for this Note shall be computed and paid on the basis of (i) a 360-day year of twelve 30-day months if the Day Count Convention specified above is "30/360" for the period specified thereunder, (ii) the actual number of days in the related month and a 360-day year if the Day Count Convention specified above is "Actual/360" for the period specified thereunder or (iii) the actual number of days in the related year and month if the Day Count Convention specified above is "Actual/Actual" for the period specified thereunder.

          For the purpose only of disclosure required by the Interest Act (Canada) and without affecting the interest payable on this Note, the yearly rate of interest which is equivalent to the rate of interest payable on this Note where the Day Count Convention specified above is other than "Actual/Actual" is the rate of interest payable with respect to any Note multiplied by the number of days in the year for which such calculation is made and divided by 360.

          Unless otherwise specified above, the "Interest Determination Date" with respect to the BA Rate, CD Rate, the CMT Rate, the Commercial Paper Rate, the Federal Funds Rate, the J.J. Kenny Rate, the Cdn. Prime Rate and the U.S. Prime Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; and the "Interest Determination Date" with respect to LIBOR will be the second London Business Day (as defined below) immediately preceding the applicable Interest Reset Date; the "Interest Determination Date" with respect to the Eleventh District Cost of Funds Rate will be the last working day of the month immediately preceding the applicable Interest Reset Date on which the Federal Home Loan Bank of San Francisco publishes the Eleventh District Index (as defined below). With respect to the Cdn. Treasury Rate, the "Interest Determination Date" will be the day in the week in which the applicable Interest Reset Date falls on which direct obligations of Canada ("Cdn. Treasury Bills") are normally auctioned (Cdn. Treasury Bills are normally sold at an auction held on Tuesday of each week, unless that day is a legal holiday, in which case the auction is normally held on the preceding Monday or the following Wednesday); provided, however, that if an auction falls on the applicable Interest Reset Date, then the interest Reset Date will instead be the first Business Day following such auction. With respect to the U.S. Treasury Rate, the "Interest Determination Date" will be the day in the week in which the applicable Interest Reset Date falls on which direct obligations of the United States ("U.S. Treasury Bills") are normally auctioned (U.S. Treasury Bills are normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the Interest Determination Date will be such preceding Friday; provided, further, however, that if an auction falls on the applicable Interest Reset Date, then the Interest Reset Date will instead be the first Business Day following such auction. If the interest rate of this Note is determined with reference to two or more Interest Rate Bases as specified above, the Interest Determination Date pertaining to this Note will be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Interest Rate Basis is determinable. Each Interest Rate Basis will be determined on such date, and the applicable interest rate will take effect as of the applicable Interest Reset Date.

          Unless otherwise specified above, the "Calculation Date", if applicable, pertaining to any Interest Determination Date will be the earlier of
(i) the tenth calendar day after such Interest Determination Date, or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be. All calculations on this Note shall be made by the Calculation Agent specified above or such successor thereto as is duly appointed by the Bank.

          All percentages resulting from any calculation on this Note will be rounded to the nearest one hundred-thousandth of a percentage point, with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or ..09876545) would be rounded to 9.87655% (or .0987655)), and all amounts used in or resulting from such calculation will be rounded, in the case of United States or Canadian dollars, to the nearest cent or, in the case of a Specified

Currency other than United States or Canadian dollars, to the nearest unit of the Specified Currency (such unit being the smallest unit of the Specified Currency in general use) (with one-half cent or one-half of the applicable unit of Specified Currency being rounded upward).

          "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or executive order to close in the City of Toronto or The City of New York; provided, however, that if the Specified Currency shown above is other than Canadian or United States dollars, requiring the payment of this Note to be made in a Specified Currency other than Canadian or United States dollars, such day is also not a day on which banking institutions are authorized or required by law or executive order to close in the principal financial center of the country of such Specified Currency (or, in the case of the euro, is not a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer ("TARGET") is closed or otherwise generally regarded in the euro interbank market as a day on which payments in euros shall not be made); provided, further, however, that, if an Interest Rate Basis shown above is LIBOR, such day is also a London Business Day. "London Business Day" means any day (i) if the Index Currency (as defined below) is other than euro, on which dealings in such Index Currency are transacted in the London interbank market or
(ii) if the Index Currency is euro, is not a day on which TARGET is closed or otherwise generally regarded in the euro interbank market as a day on which payments in euros shall not be made.

          BA Rate. If an Interest Rate Basis for this Note is the BA Rate, as indicated above, the BA Rate shall be determined on the applicable Interest Determination Date (the "BA Rate Interest Determination Date" as the rate (expressed as an annual percentage rate based on a year of 365 or 366 days) determined by the Bank to be the average (rounded to the nearest one-hundred-thousandth of one per cent, with .000005 being rounded up) of the bid quotations for bankers' acceptances stamped by Schedule I Canadian chartered banks denominated in Canadian dollars with a maturity approximately coextensive with the Maturity applicable to such Security, as set forth on the Reuters CDOR Page (as defined below) at approximately 10:00 a.m. (Toronto time) on the BA Rate Interest Determination Date. If on the BA Rate Interest Determination Date only one or zero bid quotations are available on the Reuters CDOR Page or if the Reuters CDOR Page is unavailable for any reason, the BA Rate shall be the rate (expressed as an annual percentage rate based on a year of 365 or 366 days) determined by the Bank to be the average (rounded to the nearest one-hundred-thousandth of one per cent with .000005 being rounded up) of rates bid by each of the three Schedule I Canadian chartered banks selected by the Bank (after consultation with the Trustee) at approximately 10:00 a.m. (Toronto time) on the BA Rate Interest Determination Date for bankers' acceptances stamped by Schedule I Canadian chartered banks denominated in Canadian dollars with a maturity approximately coextensive with the Maturity applicable to such Note. If on the BA Rate Interest Determination Date only one or two such
Schedule I Canadian chartered banks provide bid quotations, then such bid or, the average of such bids, as the case may be, shall be used for purposes of determining the BA Rate.

          "Reuters CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service for the purpose of displaying banker's acceptance rates of banks and investment dealers).

          CD Rate. If an Interest Rate Basis for this Note is the CD Rate, as indicated above, the CD Rate shall be determined on the applicable Interest Determination Date (a "CD Rate Interest Determination Date") as the rate on such date for negotiable certificates of deposit having the Index Maturity specified in the applicable Pricing Supplement as published by the Board of Governors of the Federal Reserve System in "Statistical Release H.15(519), Selected Interest Rates" or any successor publication ("H.15(519)") under the heading "CDs (Secondary Market)" or, if not published by 9:00 A.M., New York City time, on the related Calculation Date, the rate set forth in H.15 Daily Update (as defined below) under the caption "CDs (Secondary Market)" on such CD Rate Interest Determination Date for negotiable certificates of deposit of the Index Maturity specified in the applicable Pricing Supplement. "H.15 Daily Update" means the daily update of H.15 (519) available through the world wide web site of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/hl5/update, or any successor site of publication. If such rate is not yet published in either H.15 (519) or H.15 Daily Update by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate on such CD Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on such CD Rate Interest Determination Date, of three leading nonbank dealers in negotiable United States dollar certificates of deposit in The City of New York (which may include the Agents or their affiliates) selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks for negotiable certificates of deposit with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate determined as of such CD Rate Interest Determination Date will be the CD Rate in effect on such CD Rate Interest Determination Date.

          CMT Rate. If an Interest Rate Basis for this Note is the CMT Rate, as indicated above, the CMT Rate shall be determined on the applicable Interest Determination Date (a "CMT Rate Interest Determination Date"), as the rate displayed on the Designated CMT Telerate Page under the caption "...Treasury Constant Maturities... Federal Reserve Board Release H.15...Mondays Approximately 3:45 P.M.", under the column for the Designated CMT Maturity Index for (i) if the Designated CMT Telerate Page is 7051, the rate on such CMT Rate Interest Determination Date and (ii) if the Designated CMT Telerate Page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which the related CMT Rate Interest Determination Date occurs. If such rate is no longer displayed on the relevant page, or if not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published in the relevant H.15(519). If such rate is no longer published, or if not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for such CMT Rate Interest Determination Date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519). If such information is not provided by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for the CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in The City of New York (which may include the Agents or their affiliates) (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable faxed rate obligations of the United States of America ("U.S. Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year. If the Calculation Agent cannot obtain three such U.S. Treasury Note quotations, the CMT Rate for such CMT Rate Interest Determination Date will be calculated by the Calculation Agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date of three Reference Dealers in The City of New York (which may include the Agents or their affiliates) (from five such Reference Dealers selected by the Calculation Agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for U.S. Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least U.S.$100,000,000. If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated; provided, however, that if fewer than three Reference Dealers selected by the Calculation Agent are quoting as described herein, the CMT Rate will be the CMT Rate in effect on such CMT Rate Interest Determination Date. If two U.S. Treasury Notes with an original maturity as described in the second preceding sentence have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the CMT Rate Note with the shorter remaining term to maturity will be used.

          "Designated CMT Telerate Page" means the display on Bridge Telerate, Inc. on the page designated above (or any other page as may replace such page on that service for the purpose of displaying Treasury Constant Maturities as reported in H.15(519)), for the purpose of displaying Treasury Constant Maturities as reported in H.15(519). If no such page is specified above, the Designated CMT Telerate Page shall be 7052 for the most recent week.

          "Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified above with respect to which the CMT Rate will be calculated. If no such maturity is specified above, the Designated CMT Maturity Index shall be 2 years.

          Determination of Commercial Paper Rate. If an Interest Rate Basis for this Note is the Commercial Paper Rate, as indicated above, the Commercial Paper Rate shall be determined on the applicable Interest Determination Date (a "Commercial Paper Rate Interest Determination Date"), as the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified above as published in H.15(519) under the heading "Commercial Paper - Nonfinancial". In the event that such rate is not published by 9:00 A.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate will be the Money Market Yield on such Commercial Paper Rate Interest Determination Date of the rate for commercial paper having the Index Maturity indicated above as published in H.15 Daily Update under the heading "Commercial Paper - Nonfinancial" (with an Index Maturity of one month, or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If by 3:00 P.M., New York City time, on the related Calculation Date such rate is not yet published in either H.15(519) or H.15 Daily Update, then the Commercial Paper Rate for such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and will be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of commercial paper in The City of New York (which may include the Agents or their affiliates) selected by the Calculation Agent for commercial paper having the Index Maturity specified above placed for an industrial issuer whose bond rating is "AA", or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

          Money Market Yield means a yield (expressed as a percentage) calculated in accordance with the following formula:

          Money Market Yield = D x 360 x 100
                               -------------
                                360 (D x M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

          Eleventh District Cost of Funds Rate. If an Interest Rate Basis for this Note is the Eleventh District Cost of Funds Rate, as indicated above, the Eleventh District Cost of Funds Rate will be determined on the applicable Interest Determination Date (an "Eleventh District Cost of Funds Rate Interest Determination Date") as the rate equal to the monthly weighted avenge cost of funds for the calendar month immediately preceding the month in which such Eleventh District Cost of Funds Rate Interest Determination Date falls, as set forth under the caption "11th District" on Telerate Page 7058 as of 11:00 A.M., San Francisco time, on such Eleventh District Cost of Funds Rate Interest Determination Date. If such rate does not appear on Telerate Page 7058 (as defined below) on any related Eleventh District Cost of Funds Rate Interest Determination Date, the Eleventh District Cost of Funds Rate for such Eleventh District Cost of Funds Rate Interest Determination Date shall be the monthly weighted average cost of funds paid by member institutions of the Eleventh Federal Home Loan Bank District that was most recently announced (the "Eleventh District Index") by the Federal Home Loan Bank of San Francisco as such cost of funds for the calendar month immediately preceding the date of such announcement. If the Federal Home Loan Bank of San Francisco fails to announce such rate for the calendar month immediately preceding such Eleventh District Cost of Funds Rate Interest

Determination Date, then the Eleventh District Cost of Funds Rate determined as of such Eleventh District Cost of Funds Rate Interest Determination Date will be the Eleventh District Cost of Funds Rate in effect on such Eleventh District Cost of Funds Rate Interest Determination Date.

          "Telerate Page 7058" means the display on Bridge Telerate, Inc. designated as 7058 (or any other page as may replace such page on that service for the purpose of displaying the Eleventh District Indent).

          Federal Funds Rate. If an Interest Rate Basis for this Note is the Federal Funds Rate, as indicated above, the Federal Funds Rate will be determined on the applicable Interest Determination Date (a "Federal Funds Rate Interest Determination Date") as the rate on such date for federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not published by 9:00 A.M., New York City time, on the related Calculation Date, the rate on such Federal Funds Rate Interest Determination Date as published in H.15 Daily Update under the heading "Federal Funds (Effective)." If by 3:00 P.M., New York City time, on the related Calculation Date such rate is not published in either H.15(519) or H.15 Daily Update, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include the Agents or their affiliates) selected by the Calculation Agent prior to 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

          J.J. Kenny Rate. If an Interest Rate Basis for this Note is the J.J. Kenny Rate, as indicated above, the J.J. Kenny Rate will be determined by the Calculation Agent as of each related Interest Determination Date (each, a "J.J. Kenny Interest Determination Date") and shall be the high grade weekly index (the "Weekly Index") on such J.J. Kenny Interest Determination Date made available by J.J. Kenny Information Systems ("J.J. Kenny") to the Calculation Agent. The Weekly Index is, and shall be, based upon 30 day yield evaluations at par of bonds, the interest on which is exempt from Federal income taxation under the Internal Revenue Code of 1986, as amended (the "Code"), of not less than five high grade component issuers selected by J.J. Kenny which shall include, without limitation, issuers of general obligation bonds. The specific issuers included among the component issuers may be changed from time to time by J.J. Kenny in its discretion. The bonds on which the Weekly Index is based shall not include any bonds on which the interest is subject to a minimum tax or similar tax under the Code, unless all tax-exempt bonds are subject to such tax. In the event J.J. Kenny ceases to make available such Weekly Index, a successor indexing agent (the "Successor Indexing Agent") will be selected by the Calculation Agent. The index made available by the Successor Indexing Agent shall reflect the prevailing rate for bonds rated in the highest short-term rating category by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services in respect of issuers most closely resembling the high grade component issuers selected by J.J. Kenny for its Weekly Index, the interest on which is
(i) variable on a weekly basis, (ii) exempt from federal income taxation under the Code and (iii) not subject to a minimum tax or similar tax under the Code unless all tax-exempt bonds are subject to such tax. If a Successor Indexing Agent is not available, then the J.J. Kenny Rate for such Interest Reset Period shall be 67 percent of the U.S. Treasury Rate for such Interest Rate Period.

          LIBOR. If an Interest Rate Basis for this Note is LIBOR, as indicated above, LIBOR will be determined on the applicable Interest Determination Date (a "LIBOR Interest Determination Date"), on the basis of either: (i) if "LIBOR Reuters" is specified above, the arithmetic mean of the offered rates (unless the specified Designated LIBOR Page (as defined below) by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency (as defined below) having the Index Maturity designated above, commencing on the applicable Interest Reset Date, that appears on the Designated LIBOR Page specified above as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on such Designated LIBOR Page, or (ii) if "LIBOR Telerate" is specified above or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified as the method for calculating LIBOR, the rate for deposits in the Index Currency having the Index Maturity designated above, commencing on the applicable Interest Reset Date that appears on the Designated LIBOR Page specified above as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates appear, or if no such rate appears, as applicable, LIBOR in respect of the related LIBOR Interest Determination Date will be determined in accordance with the provisions described in the immediately succeeding paragraph.

          With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the applicable Designated LIBOR Page as specified in the immediately preceding paragraph, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Bank), to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity designated above, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are provided, LIBOR determined on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR determined on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center (as defined below), on such LIBOR Interest Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent (after consultation with the Bank) for loans in the Index Currency to leading European banks, having the Index Maturity designated above and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR in effect on such LIBOR Interest Determination Date.

          "Index Currency" means the currency (including currency units) specified above as the currency for which LIBOR shall be calculated. If no such currency is specified above, the Index Currency shall be Canadian dollars.

          "Designated LIBOR Page" means either (a) if "LIBOR Reuters" is specified above, the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency or (b) if "LIBOR Telerate" is specified above or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified as the method for calculating LIBOR, the display on Bridge Telerate, Inc. for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency.

          "Principal Financial Center" will generally be the capital of the country of the specified Index Currency, except that, with respect to United States dollars, Deutsche Marks, Dutch Guilders, Italian Lire, Swiss Francs and euros, the Principal Financial Center shall be The City of New York, Frankfurt, Amsterdam, Milan, Zurich and Brussels, respectively.

          Cdn. Prime Rate. If an Interest Rate Basis for this Note is Cdn. Prime Rate, as indicated above, the Cdn. Prime Rate shall be determined on the applicable Interest Determination Date (a "Cdn. Prime Rate Interest Determination Date") as the rate (expressed as an annual percentage rate based on a year of 365 or 366 days) determined by the Bank to be the average (rounded to the nearest one-hundred-thousandth of one per cent, with .000005 being rounded up) of the rates publicly quoted by the Schedule I Canadian chartered banks as base rates for determining interest rates on Canadian dollar prime rate loans in Canada prevailing at 10:00 a.m. (Toronto time) on the Cdn. Prime Rate Interest Determination Date.

          U.S. Prime Rate. If an Interest Rate Basis for this Note is the Prime Rate, as indicated above, the Prime Rate shall be determined on the applicable Interest Determination Date (a U.S. "Prime Rate Interest Determination Date") as the rate on that day published in H.15(519) under the heading "Prime Bank Loan". If such rate is not published prior to 9:00 A.M., New York City time, on the related Calculation Date, then the U.S. Prime Rate shall be the rate on the U.S. Prime Rate Interest Determination Date as published in H.15 Daily Update under the caption "Bank Prime Loan." If the rate is not so published prior to 3:00 P.M., New York City time, on the U.S. Prime Rate Interest Determination Date, then the U.S. Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as defined below) as such bank's prime rate or base lending rate as in effect for such U.S. Prime Rate Interest Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen USPRIME1 Page for such U.S. Prime Rate Interest Determination Date, the U.S. Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360 day year as of the close of business on such U.S. Prime Rate Interest Determination Date by four major money center banks in The City of New York selected by the Calculation Agent (after consultation with the Bank). If fewer than two such rates appear on the Reuters Screen USPRIME1 Page, the U.S. Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by three substitute banks or trust companies organized and doing business under the laws of the United States of America, or any State thereof, having a total equity capital of at least U.S.$500,000,000 and being subject to supervision or examination by United States Federal or State authority, selected by the

Calculation Agent (after consultation with the Bank) to provide such rate or rates; provided, however, that if the banks or trust companies selected as aforesaid are not quoting as mentioned in this sentence, the U.S. Prime Rate determined as of such U.S. Prime Rate Interest Determination Date will be the U.S. Prime Rate in effect on such U.S. Prime Rate Interest Determination Date.

          "Reuters Screen USPRIME1 Page" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

          Cdn. Treasury Rate. If an Interest Rate Basis for this Note is Cdn. Treasury Rate, as indicated above, the Cdn. Treasury Rate shall be determined on the applicable Interest Determination Date (a "Cdn. Treasury Rate Interest Determination Date") as the rate (expressed as an annual percentage rate based on a year of 365 or 366 days) determined by the Bank to be the average (rounded to the nearest one-hundred-thousandth of one per cent, with .000005 being rounded up) of the bid quotations for Government of Canada Treasury Bills with a maturity approximately coextensive with the Maturity of this Note, as set forth on the Reuters CDOS Page on the Cdn. Treasury Rate Interest Determination Date or if the Reuters CDOS Page is unavailable for any reason, the Cdn. Treasury Rate shall be the rate (expressed as an annual percentage rate based on a year of 365 or 366 days) determined by the Bank to be the average (rounded to the nearest one-hundred-thousandth of one per cent, with .000005 being rounded up) of rates bid by each of the Schedule I Canadian chartered banks selected by the Bank (after consultation with the Trustee) at approximately 10:00 a.m. (Toronto time) on the Cdn. Treasury Rate Interest Determination Date for Government of Canada Treasury Bills with a maturity approximately coextensive with the Maturity of the Note. If on the Cdn. Treasury Rate Interest Determination Date only one such Schedule I Canadian chartered bank provides a bid quotation, then such bid shall be used for purposes of determining the Cdn. Treasury Rate.

          "Reuters CDOS Page" means the display designated as page "CDOS" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOS page on that service) for the purpose of displaying rates for Government of Canada Treasury Bills.

          U.S. Treasury Rate. If an Interest Rate Basis for this Note is the U.S. Treasury Rate, as indicated above, the U.S. Treasury Rate shall be determined on the applicable Interest Determination Date (a "U.S. Treasury Rate Interest Determination Date") as:

     (a) the rate (expressed as a percentage per annum) for the auction held on the U.S. Treasury Rate Interest Determination Date (as hereinafter defined) for the Interest Reset Period of U.S. Treasury Bills having the Index Maturity specified above as such rate shall appear under the heading "Investment Rate" on the display on Bridge Telerate, Inc., or any successor service, on page 56 or page 57, or any other page that may replace either thereof on that service; or

     (b) if that rate is not published by 3:00 p.m., New York City time, on the Interest Determination Date, the Bond Equivalent Yield (as hereinafter defined) of the rate on U.S. Treasury Bills having the Index Maturity specified above as of such U.S.

          Treasury Interest Rate Determination Date, as such rate shall be published in H.15 Daily Update under the heading "U.S. Government Securities/Treasury Bills/ Auction High"; or

     (c) if that rate is not so published by 3:00 p.m., New York City time, on the Interest Determination Date, the Bond Equivalent Yield of the auction rate of U.S. Treasury Bills having the Index Maturity specified above, as otherwise announced by the United States Department of the Treasury; or

     (d) if that rate is not so announced by the United States Department of the Treasury, or if that auction is not held, the Bond Equivalent Yield on the rate as of such U.S. Treasury Rate Interest Determination Date of U.S. Treasury Bills having the Index Maturity specified above, as such rate shall be published in H.15 (519) under the heading "U.S. Government Securities/Treasury Bills/Secondary Market"; or

     (e) if that rate is not so published by 3:00 p.m., New York City time, on the U.S. Treasury Rate Interest Determination Date, the rate as of such U.S. Treasury Rate Interest Determination Date of U.S. Treasury Bills having the Index Maturity specified above, as that rate shall be published in H.15 Daily Update under the heading "U.S. Government Securities/Treasury Bills/Secondary Market"; or

     (f) if that rate is not so published by 3:00 p.m., New York City time, on the Interest Determination Date, the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as on approximately 3:30 p.m., New York City time, on the U.S. Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of U.S. Treasury Bills with a remaining maturity closest to the Index Maturity specified in the applicable Pricing Supplement, provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as described above, then the "U.S. Treasury Rate" for such Interest Reset Period will be applied to be the same as the U.S. Treasury Rate for the immediately preceding Interest Reset Period (or, if there was no such previous Interest Reset Period in respect of such U.S. Treasury Rate Interest Note, the rate of interest on the Note for such Interest Reset Period shall be the Initial Interest Rate).

          The "U.S. Treasury Rate Interest Determination Date" for each Interest Reset Period is the day of the week in which the Interest Reset Date for the Interest Reset Period falls on which U.S. Treasury Bills would normally be auctioned. If, as the result of a legal holiday, an auction is held on the preceding Friday, such Friday is the U.S. Treasury Rate Interest Determination Date pertaining to the Interest Reset Period commencing in the next week. If an auction date falls on any day that would otherwise be an Interest Reset Date for a U.S. Treasury Rate Note, then the Interest Reset Date is instead the Business Day immediately following such auction date.

          "Bond Equivalent Yield" shall be calculated in accordance with the following formula and expressed as a percentage:

          Bond Equivalent Yield =     D x N
                                  -------------
                                  360 - (D x M)

where "D" refers to the applicable rate per annum for Treasury Bills quoted on a bank discount basis, "N" refers to 365 or 366, as the date may be, and "M" refers to the actual number of days in the interest period for which the interest rate is being calculated.

          Any provision contained herein with respect to the determination of an Interest Rate Basis, the calculation of the interest rate applicable to this Note, and the specification of one or more Interest Rate Bases, the Interest Payment Dates, the Maturity Date or any other variable term relating hereto may be modified as specified in an Addendum relating hereto if so specified above.

          At the request of the Holder hereof, the Calculation Agent shall provide to the Holder hereof the interest rate hereon then in effect and, if determined, the interest rate which shall become effective as of the next Interest Reset Date.

          The Bank may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by the Bank may be held or resold or, at the discretion of the Bank, may be surrendered to the Trustee for cancellation.

          If so specified above or in an Addendum hereto, the registered Holder of this Note may, but only upon notice from the Bank, subject where applicable to the prior approval of the Superintendent, convert all but not less than all of such holder's Notes into an equal aggregate principal amount of a new series of Notes issued by the Bank. If given, such notice from the bank shall be given not less than 30 days nor more than 60 days prior to the date of conversion and in accordance with the provisions of the Indenture.

          If this Note is designated above as an Amortizing Note, as an Indexed Note or as an Extendible Note certain additional provisions with respect to this Note will be specified above or in an Addendum hereto.

          If an Event of Default with respect to the Notes of this series shall occur and be continuing, the principal of all the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

          The Indenture provides that modifications and alterations of the Indenture and of the Debentures (as defined in the Indenture and including the Notes) issued thereunder may be made if authorized by extraordinary resolution. The term "extraordinary resolution" is defined in the Indenture to mean, in effect, a resolution passed by the affirmative vote of the holders of not less than 66 2/3% in principal amount of the Debentures affected by such modifications or alteration represented and voted at a meeting of such Debentures then outstanding. If any modification or alteration affects the rights of the holders of any series of Debentures in a manner substantially different from that in which it affects the holders of other series, such extraordinary resolution must, in addition, be approved in a similar manner by the holders of the series of Debentures so affected. The Indenture provides that the quorum for meeting of the holders of Debentures issued thereunder at which an extraordinary resolution will be considered shall be holders representing more than 25% in principal amount of the then outstanding Debentures, provided that there are no quorum requirements at any adjourned meetings.

          No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to pay the principal of and interest on this Note at the time, place and rate.

          As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note may be registered on the security register of the Bank, upon surrender of this Note for registration of transfer at the office or agency of the Bank in the City of Toronto, duly endorsed or accompanied by a written instrument of transfer, in form satisfactory to the Bank and the security registrar duly executed by, the Holder hereof or by its attorney duly authorized in writing, and thereupon one or more new Notes of this series of authorized denominations and for the same aggregate principal amount and tenor, will be issued to the designated transferee or transferees.

          As provided in the Indenture and subject to certain limitations therein set forth, this Note is exchangeable for a like aggregate principal amount of Notes of like tenor as requested by the Holder hereof.

          Unless otherwise specified above or in an Addendum hereto, if the registered owner of this Note is the Depositary or nominee of the Depositary, this Note is exchangeable for Notes in certificated form ("Certificated Notes") of like tenor and terms and of differing authorized denominations aggregating a like amount, only if (i) the Depositary notifies the Bank that it is unwilling or unable to continue as Depositary for this Note, (ii) the Depositary ceases to be a clearing agency or otherwise ceases to be eligible to be a depositary and the Bank and the Trustee are unable to locate a qualified successor, (iii) the Bank, in its sole discretion, determines that this Note shall be exchangeable for Certificated Notes or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, the Certificated Notes shall be registered in the names of the beneficial owners of this Note as provided by the Depositary's relevant participants.

          No service charge will be made by the Bank or the Trustee for any such registration of transfer or exchange of this Note, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

          If the registered owner of this Note is the Depositary or a nominee of the Depositary, then upon the occurrence of any event resulting in the exchange of this Note for Notes in definitive registered form, the Holder hereof shall surrender this Note to the Trustee for cancellation whereupon, in accordance with the Indenture, the Bank will execute and the Trustee will authenticate and deliver Notes of this series of like tenor in definitive registered form without coupons, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Note in exchange for this Note.

          Prior to due presentment of this Note for registration of transfer, the Bank, the Trustee and any agent of the Bank or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Bank, the Trustee nor any such agent shall be affected by notice to the contrary.

          This Note shall be governed by and construed in accordance with the laws of the Province of Ontario.

          All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

          Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF, the Bank has caused this instrument to be duly executed, manually or in facsimile, and an imprint or facsimile of its corporate seal to be imprinted hereon.

DATED:                                  BANK OF MONTREAL
       ---------------

[CORPORATE SEAL]                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
This is one of the Notes of the series
designated and referred to in the within mentioned Indenture.

THE TRUST COMPANY OF BANK OF MONTREAL,
as Trustee


By:
    ---------------------------------
    Authorized Signature

                            ASSIGNMENT/TRANSFER FORM

          FOR VALUE RECEIVED the undersigned registered Holder hereby sell(s), assign(s) and transfer(s) unto _________________________________________________
________________________________________________________________________________
              (PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING
                          POSTAL ZIP CODE OF ASSIGNEE)

________________________________________________________________________________
the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney _________________________________________________________ to
transfer said Note on the books of the Bank with full power of substitution in the premises.

Dated:
       ---------------                  ----------------------------------------
                                        NOTICE: THE SIGNATURE OF THE REGISTERED
                                        HOLDER TO THIS ASSIGNMENT MUST
                                        CORRESPOND WITH THE NAME AS WRITTEN UPON
                                        THE FACE OF THE WITHIN INSTRUMENT IN
                                        EVERY PARTICULAR, WITHOUT ALTERATION OR
                                        ENLARGEMENT OR ANY CHANGE WHATSOEVER.

                                  ABBREVIATIONS

          The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations.

          TEN COM - as tenants in common
          JT TEN - as joint tenants with right of survivorship and not as tenants in common

          Additional abbreviations may also be used though not in the above list.